Exhibit 99.360

NEXTECH AR SOLUTIONS CORP.

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2020

Dated effective September 29, 2021

TABLE OF CONTENTS

EXPLANATORY NOTES	3
GLOSSARY OF TERMS	7
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE BUSINESS	10
DESCRIPTION OF THE BUSINESS	15
RISK FACTORS	38
DIVIDENDS AND DISTRIBUTIONS	51
CAPITAL STRUCTURE	52
MARKET FOR SECURITIES	53
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	55
DIRECTORS AND OFFICERS	56
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	60
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
TRANSFER AGENT AND REGISTRAR	61
MATERIAL CONTRACTS	61
INTEREST OF EXPERTS	61
ADDITIONAL INFORMATION	62

SCHEDULE A – AUDIT COMMITTEE CHARTER

EXPLANATORY NOTES

Date of Information

Unless otherwise noted or the context otherwise indicates, references to the Company are to NexTech AR Solutions Corp., and references to “NexTech”, “we”, “us” and “our” refer to the Company and its subsidiaries on a consolidated basis, in each case as constituted on December 31, 2020. This Annual Information Form (this “Annual Information Form” or “AIF”) is dated effective September 29, 2021 and has been approved by the Company’s Board of Directors. Unless specifically stated otherwise, all information disclosed in this Annual Information Form is provided as at December 31, 2020.

Presentation of Financial Information and Exchange Rate Data

We present our consolidated financial statements in Canadian dollars, and certain of the disclosure in this AIF contains references to United States dollars and Canadian dollars. In this AIF, all references to “$” or “dollars” are to Canadian dollars and references to “US$” are references to United States dollars. All amounts are stated in Canadian dollars unless otherwise indicated. On December 31, 2020, the noon rate of exchange, as quoted by the Bank of Canada, for Canadian dollars in terms of U.S. dollars was US$1.00=$1.2732 or $1.00=US$0.7854.

Trademarks and Trade Names

This AIF includes trade-marks that may include “NexTech”, “ARitize”, “Jolokia”, “InfernoAR”, “IngiteX”, “LiveX” and/or “AiRShow” which are or may be protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this Annual Information Form are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this Annual Information Form and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the economy generally;
●	market participants’ interest in NexTech’s services and products, both in respect of its current offerings and its proposed roll-out of future products and services;
●	fluctuations in foreign currency exchange rates;
●	business prospects and opportunities;
●	anticipated and unanticipated costs;
●	management’s outlook regarding future trends;
●	uncertainty regarding the market and economic impacts of COVID-19;
●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and our needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans including the entry into adjacent markets;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our future growth and its dependence on continued development of our direct sales force and their ability to obtain new customers;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate;
●	anticipated trends and challenges in our business and the markets in which we operate
●	an increased demand for 3D volumetric objects, content and experiences;
●	the anticipated benefits of our product offerings and services; and
●	the retention of earnings for corporate purposes and the payment of future dividends.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon, Walmart, and eBay may not meet our expectations.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open-source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.
●	The market price for our Common Shares may be volatile.
●	We may issue additional Common Shares in the future which may dilute our shareholders’ investments.
●	We may face challenges to our intellectual property rights, which could have a material adverse impact on the Company.
●	Uncertainties associated with the economic and market impact related to COVID-19.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

These risks are described in further detail in the section entitled “Risk Factors” in this Annual Information Form. Although the forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this Annual Information Form relate only to events or information as of the date on which the statements are made in this Annual Information Form and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

All of the forward-looking statements in this Annual Information Form are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, of effects on, NexTech.

GLOSSARY OF TERMS

In this Annual Information Form, the following terms have the meanings set forth herein:

“2D” means two dimensional.

“3D” means three dimensional.

“AIF” or “Annual Information Form” means this annual information form of the Company for the year ended December 31, 2020.

“AI” means artificial intelligence

“Android” means an open-source operating system used for smartphones and tablet computers.

“app” means an application, especially as downloaded by a user to a mobile device.

“App Portfolio” means the portfolio of gaming and all-in-one applications known as the “All-In-One-App Portfolio” which is comprised of over 200 apps.

“App Store” means the software-based online digital media store operated by Apple Inc.

“AR” means augmented reality.

“AR 3D Ads” means advertising banners developed for AR display devices, geo positioned and rendered in 3D spaces.

“AR Audio” means sound developed for AR display devices.

“AR First” means content to be originally created for AR, as opposed to content created for mobile, computer and other 2D display devices.

“AR Functions Widgets” means routines and functions created specifically to operate in an AR First environment.

“AR Humans” means virtual hosts who are pre-recorded or streamed live and appear on the AR display device to provide information to, and interact with, the user.

“AR Icons” means graphical icons built specifically for AR display devices.

“ARitize™” means turning 2D objects into 3D objects.

“ARitize™ App” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize™ App” below.

“ARitize360 App” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize360 App” below.

“ARitize™ for eCommerce” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize™ for eCommerce” below.

“AR Models” means 3D computer models modified for AR display devices.

“AR Objects” means any one of a AR Human, AR Audio, AR Video Wall, AR Presentation Charts and Graphics, AR Models, AR Text, AR Functions Widgets, AR Icons and AR 3D Ads.

“AR Text” means text and copy developed for AR display devices.

“AR for Higher Education” (formerly AR University) means a modular 3D education & training platform offered to customers with on-demand product knowledge available anytime, anywhere, on any device.

“AR Video Wall” means 2D and stereoscopic video developed for AR display devices.

“Audit Committee” means the audit committee of the Board of Directors.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.

“Board of Directors” means the board of directors of the Company.

“CDN” means a content delivery network or content distribution network.

“CEO” means the Chief Executive Officer of the Company.

“CFO” means the Chief Financial Officer of the Company.

“Cloud processing” means storing and accessing data and programs over the Internet instead of on the hard drive of a computer or device.

“COVID-19” means the COVID-19 pandemic declared by the World Health Organization on March 11, 2020.

“CSE” means the Canadian Securities Exchange.

“Demand Side Platforms” or “DSPs” means a piece of software used to purchase advertising in an automated fashion.

“FSE” means the Frankfurt Stock Exchange.

“Google Play” means the digital distribution service and app store operated and developed by Google.

“Genie in a Bottle” means an augmented reality technology application that provides customers with a virtual registered dietitian.

“HTML5 banner” means the code or language used to animate pieces of a banner or the entire banner itself, and which often offer interactive options instead of standard graphic elements.

“IFRS” means International Financial Reporting Standards as developed and adopted by the International Accounting Standards Board from time to time.

““IgniteX Platform” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- IgniteX (formerly InfernoAR Platform)” below.

“iOS” means the operating system used for mobile devices manufactured by Apple Inc.

“IPL” means the e-commerce store for the sale of pet supplements located at www.infinitepetlife.com.

“LiveX” means NexTech’s highly scalable all-in-one streaming platform for creators, corporate events, livestreaming, music and NFTs which is AR enhanced and advertising enabled.

“MD&A” means management’s discussion and analysis.

“Native AR Experience” means virtual rooms or volumetric spaces (with a length, width and height) populated with one or more of the AR object types in varying combinations, as determined by customer objectives.

“NEO” means the NEO Exchange.

“NexTech Shares” or “Common Shares” means common shares in the capital of NexTech.

“NFT” means non-fungible token.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“Omni-channel” means a multichannel approach to sales that seeks to provide customers with a seamless shopping experience, whether shopping online from a desktop or mobile device, by telephone, or in a brick-and-mortar store.

“OTCQB” means the over-the-counter market in the United States (middle tier).

“Software as a Service (SaaS)” means the software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

“Technology stack” means a list of all the technology services used to build and run one single application.

“Verticals” means business niches where vendors serve a specific audience and their set of needs.

“VR” means virtual reality.

“TruLyfe” means the e-commerce store the sale of the TruLyfe brand of supplements and vitamins located at www.trulyfesupplements.com.

“VCM” means the e-commerce store for the sale of vacuums and housewares located at www.vacuumcleanermarket.com.

“VRitize” means using VR around 3D objects.

“Virtual Events” means an event that is held in a digital format.

“Virtual Experience Platform” or “VXP” means an augmented reality and video learning experience platform for events.

CORPORATE STRUCTURE

Name, Address and Incorporation

NexTech AR Solutions Corp. was incorporated on January 12, 2018 under the BCBCA. The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares of the Company are listed for trading on the NEO and the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the FSE under the symbol “N29”.

The principal offices of the Company are located at 121 Richmond St, Suite 500, Toronto, Ontario, M5H 2K1. The Company’s registered and records office is located at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Intercorporate Relationships

NexTech has six direct, wholly-owned subsidiaries: (1) Nextech AR Solutions USA LLC. (“Nextech USA”), a company incorporated under the laws of the State of Delaware on October 3, 2018; (2) AR Ecommerce, LLC (“AR Ecomm”), a Delaware limited liability company acquired on January 14, 2019; (3) Jolokia Corporation (“Jolokia”), a California corporation acquired on April 30, 2020; (4) Nextech AR Solutions PTE. Ltd. a company incorporated under the laws of Singapore on February 19, 2021; (5) Threedy.ai Inc., a Delaware corporation acquired on June 25, 2021; and (6) ARWAY Ltd., a corporation existing under the laws of England acquired on August 26, 2021;

GENERAL DEVELOPMENT OF THE BUSINESS

NexTech is a provider of AR solutions and various other e-commerce platforms. NexTech’s business strategy has been to create new products, marketplaces and platforms organically or through acquisition. In certain situations, NexTech also provides professional services to customers which can include designing, building Virtual Events and publishing AR content.

NexTech currently has a technology stack for the publishing and distribution of AR across all verticals which is currently being utilized in e-commerce, Virtual Events, learning and training, digital advertising and entertainment. Set forth below is a summary of the material developments in NexTech’s business from incorporation on January 12, 2018 to the date of this AIF.

History

Fiscal Period from Incorporation (January 12, 2018) to May 31, 2018

The Company was incorporated on January 12, 2018.

On February 15, 2018, the Company completed a private placement of convertible debentures in the principal amount of $250,000. Each convertible debenture was convertible into NexTech Shares at a price of $0.05 per share until February 15, 2019, or otherwise converted automatically, and without further action of the holder, into NexTech Shares immediately prior to NexTech listing on the CSE. In connection with the issuance of the convertible debentures, NexTech issued 5,000,000 share purchase warrants, each entitling the holder to acquire one additional NexTech Share at a price of $0.05 for a period of 12 months after the date of issuance, subject to acceleration in certain circumstances.

On March 20, 2018, NexTech entered into an assignment and purchase agreement with Future Farm Technologies Inc. and AR E1 LLC to purchase the App Portfolio and an exclusive worldwide license to use patents relating to advertising technology, direct response advertising, branded entertainment, gaming and an AR platform. the Company issued 13,000,000 NexTech Shares to Future Farm Technologies Inc. and 3,775,000 NexTech Shares to AR E1 LLC at a deemed price of $0.25 per share as consideration. The App Portfolio consisted of a diverse group of gaming self-help education and learning apps.

On March 29, 2018, the Company completed a private placement of 11,213,600 units at a price of $0.25 per unit for gross proceeds of $2,803,400. Each unit was comprised of one NexTech Share and one share purchase warrant entitling the holder to purchase one additional NexTech Share at a price of $0.50 for a period of 24 months from the date of issuance, subject to acceleration in certain circumstances.

On May 17, 2018, NexTech entered into an exclusive license agreement with edCetra Training Inc. a company owned by Reuben Tozman, a former director and officer of the Company. The license agreement allows for a copy of the source code for eLearning capabilities. The Company issued 100,000 NexTech Shares as consideration to Mr. Tozman. In addition, NexTech had the option to purchase the entire edCetra business and its intellectual property for a period of 12 months for an additional 300,000 NexTech Shares.

Fiscal Year Ended May 31, 2019

On June 21, 2018, the Company entered into an arrangement agreement with Future Farm Technologies Inc. pursuant to which the parties agreed to proceed with the plan of arrangement under Part 9, Division 5 of the BCBCA pursuant to which Future Farm Technologies Inc. effectively spun-out 11,000,000 of its NexTech Shares on a pro rata basis to its shareholders (the “Arrangement”). The Arrangement was subsequently completed on August 31, 2018.

On August 29, 2018, the ARitize™ App went live and became available for download in the App Store.

On October 31, 2018, NexTech Shares commenced trading on the CSE under the trading symbol “NTAR”.

On November 19, 2018, NexTech Shares were listed on the FSE under the trading symbol “N29”.

On December 3, 2018, the Company exercised its option to acquire the edCetra on-line learning technology from Mr. Reuben Tozman in consideration of the issuance of 300,000 NexTech Shares at a deemed price of $0.38 per share.

On January 7, 2019, the Company entered into an agreement with Reuben Tozman, and Evan Gappelberg, to purchase all of the shares of AR Ecomm in consideration of the issuance of 2,000,000 NexTech Shares at a deemed price of $0.81 per share. AR Ecomm’s business consists of offering online vacuum cleaner ecommerce brands and selling high end residential vacuums, accessories and parts. The acquisition was completed on January 14, 2019. See “Interest of Management and Others in Material Transactions”.

On February 5, 2019, the Company announced that the accelerated expiry date of all the outstanding warrants issued pursuant to the private placement completed on March 29, 2018. The Company subsequently raised $1,464,000 on March 7, 2019 from the exercise of 2,929,200 warrants in connection with the acceleration.

On March 11, 2019, the NexTech Shares commenced trading on the OTCQB under the trading symbol “NEXCF”.

On April 11, 2019, NexTech acquired Infinite Pet Life for the purchase price of US$1,850,000. Infinite Pet Life is a provider of anti-aging supplements for pets that promote better joint and internal health.

Fiscal Year from June 1, 2019 to December 31, 2019

On July 19, 2019, the Company completed a private placement of 1,006,666 units at a price of $0.60 per share for gross proceeds of $664,000. Each unit consisted of one NexTech Share and one-half of one share purchase warrant, with each whole such share purchase warrant entitling the holder to acquire one additional NexTech Share at a price of $0.70 per share for a period of two years, subject to acceleration in certain circumstances.

On July 19, 2019, the Company issued $985,500 worth of secured convertible debentures (the “2019 Debentures”) bearing an interest rate of 9% per annum (non-compounded) and maturing 36 months from the date of issuance. The Company had the option to pay down the amount of the principal and interest owing under the 2019 Debentures in cash and/or Common Shares at a deemed price of $0.60 per share. The Company could, at any time, prepay all portion of the principal subject owing under the 2019 Debentures to a 15% prepayment penalty payable in cash. In connection with the 2019 Debenture offering, NexTech also issued a total of 1,642,500 share purchase warrants (the “Debenture Warrants”), each entitling the holder to acquire one NexTech Share at an exercise price of $0.70 per share for a period of two years from issuance, subject to acceleration in certain circumstances. See “Interest of Management and Others in Material Transactions”.

On August 16, 2019, the Company completed a private placement of 1,936,299 units at a price of $0.60 per unit for gross proceeds of $1,161,780. Each unit consisted of one NexTech Share and one-half of one transferable share purchase warrant, with each whole such share purchase warrant entitling the holder to acquire one additional NexTech Share at a price of $0.70 per share for a period of two years, subject to acceleration in certain circumstances.

On September 24, 2019, NexTech announced the launch of its self-service 3D AR publishing platform called ARitize™. The platform is deigned to optimize conversions, reduce returns, and increase sales leads with one easy-to-use AR platform for eCommerce.

On November 22, 2019, the Company completed a private placement of 4,000,000 units at a price of $0.75 per unit for gross proceeds of $3,000,000. Each unit consisted of one NexTech Share and one transferable common share purchase warrant of the Company entitling the holder to acquire one additional NexTech Share at a price of $0.93 per share for a period of two years, subject to acceleration in certain circumstances.

On November 25, 2019, the Company changed its financial year end from May 31 to December 31.

Fiscal Year Ended December 31, 2020

On February 4, 2020, NexTech launched 3D/AR-360 Advertising Platform, an end-to-end solution allowing NexTech to leverage its 3D asset creation into 3D/AR ads. This product targets advertisers and brands and allows them to create AR advertisements across all browsers and devices.

On April 30, 2020, the Company acquired 100% of the outstanding shares of Jolokia in consideration for 1,000,000 NexTech Shares and up to US$4,000,000 worth of future NexTech Shares contingent on product revenues and profitability metrics generated by Jolokia’s learning experience platform in the year following the acquisition. Jolokia is a video first learning experience platform. The Common Shares were subject to a voluntary lock-up agreement and became free trading in tranches over a twelve-month period.

On May 5, 2020, the Company extinguished the 2019 Debentures by converting the remaining principal balance of $739,125 and accrued interest of $2,741 into 1,236,444 NexTech Shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. See “Interest of Management and Others in Material Transactions”.

On June 4, 2020, NexTech launched the ARitize360 App for download for iOS and Android. This technology makes 3D augmented reality creation accessible to everyone who owns a smartphone and for any product. This allows for 3D asset creation at scale which can be leveraged across our omni channel offerings including advertising and e-commerce.

On June 19, 2020, the Company completed a private placement of 1,528,036 units at a price of $2.10 per unit for gross proceeds of $3,208,876. Each unit consisted of one NexTech Share and one-half of one share purchase warrant, with each whole warrant entitling the holder to acquire one additional NexTech Share at a price of $3.00 per share for a period of two years, subject to acceleration in certain circumstances.

On July 28, 2020, Ori Inbar was appointed to the Board of Directors.

On August 20, 2020, the Company closed a marketed short form prospectus offering of 2,035,000 units at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit consisted of one Common Share and one-half of one share purchase warrant entitling the holder to acquire one additional Common Share at a price of $8.00 for a period of two years, subject acceleration in certain circumstances.

On September 9, 2020, the Company announced it had acquired 100% of the assets of Next Level Ninjas LLC (“Next Level Ninjas”). Next Level Ninjas provides a platform that matches buyers with focus groups to allow for brands to gain momentum in marketplaces. The total cash consideration of the acquisition was US$550,500.

On October 1, 2020, the Company acquired the AiRShow application (“AiRShow”). AirShow is an application which allows consumers to view and interact with a human holograms for applications such as virtual concerts, conferences, and other events. The consideration paid for the acquisition consisted of a cash payment of US$150,000 and NexTech Shares valued at US$150,000.

On October 2, 2020, Dr. David Cramb was appointed to the Board of Directors.

On November 23, 2020, NexTech acquired hybrid event management platform Map Dynamics for $780,000 (US$600,000) in cash up front with a 12-month potential earn out of up to an additional $525,000 (US$400,000) in cash or the equivalent amount in Common Shares. Map Dynamic’s self-serve hybrid virtual events platform supports live video, chat, networking and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops and events.

On December 9, 2020, NexTech announced that it launched ARoom, a new collaborative video streaming solution with AI and AR enhancements, that integrates with its existing virtual experience platform and its ARitize software-as-a-service offerings.

On December 23, 2020, NexTech announced that it launched its Genie in a Bottle human hologram AR marketing platform and new e-commerce store for its TruLyfe brand of supplements and vitamins.

Developments Subsequent to the Year Ended December 31, 2020

On January 5, 2021, the Common Shares began trading on the NEO under the symbol “NTAR”.

On January 5, 2021, NexTech hired former President of Microsoft Online Inc., Hareesh Achi, as President of its 3D/AR Advertising network.

On February 19, 2021, the Company incorporated an entity in Singapore named Nextech AR Solutions PTE. Ltd. to establish a presence and pursue business opportunities.

On April 8, 2021, the Company announced the closing of a short form prospectus offering pursuant to the terms of an underwriting agreement entered into between the Company and Research Capital Corporation as a sole underwriter and bookrunner of the offering. The Company issued 2,801,500 units at a price of $5.00 per unit, and 100,000 share purchase warrants in partial exercise of the over-allotment option, for aggregate gross proceeds to the Company of approximately $14 million. Each unit was comprised of one Common Share and one-half of one share purchase warrant, with each whole such share purchase warrant entitling the holder to acquire one additional Common Share at a price of $6.00 for a period of 24 months following the closing of the offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the CSE (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days.

On May 12, 2021, the Company announced the launch of its next-generation digital experience platform, LiveX. LiveX is a highly scalable all-in-one streaming platform for creators, corporate events, livestreaming, music, NFTs which is AR enhanced and advertising enabled. The platform is also being intergraded with Shopify to allow for seamless ecommerce and merchandise sales. The Company has committed that all current and future events to be hosted and monetized on LiveX platform.

On June 1, 2021, the Company announced the appointment of Andrew Chan, CPA, CA, as CFO.

On June 8, 2021, the Company announced that its EdTechX platform for the education market was an approved Microsoft Co-sell partner, enabling joint selling opportunities between Microsoft and NexTech to a global education market.

On June 10, 2021, NexTech announced that it and its partner Ryerson University had received up to $150,000 in funding for the creation and delivery of AR learning experiences for use within post-secondary education institutions. The award – received from eCampusOntario, the government of Ontario’s $50 million Virtual Learning Strategy (VLS) – will build upon the initial Ryerson Augmented Learning Experience announced in 2020.

On June 25, 2021, NexTech announced that it had acquired all of the issued outstanding shares of Threedy.ai Inc. (“Threedy”), a builder of AI technologies for the 3D model creation of physical products at scale. Threedy has an expansive list of clients including Walmart, Wayfair, Kohl’s Pier 1 Imports, K-mart Australia and Lighting Plus New Zealand. Threedy’s patent-pending technology leverages AI to enhance the building of quality 3D models from simple 2D photos at scale through an AI-powered assembly line. In consideration for the acquisition, the Company issued 3,877,551 Common Shares at a deemed price of US$2.45 per share (CA$3.01 per share), for total share consideration of US$9.5 million. The Common Shares are subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance.

On August 26, 2021, the Company acquired ARWAY Ltd., which is a U.K.-based company that has developed a spatial mapping platform critical to building “mini-metaverses”, which the Company is actively pursuing as a potential new business opportunity. In consideration for the acquisition, the Company issued 609,666 Common Shares at a deemed value of $2.06 per share. The Common Shares are subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance.

DESCRIPTION OF THE BUSINESS

General

NexTech is a diversified technology company that is both a provider of a broad array of in market AR solutions as well as owner operator of an ecommerce and Virtual Events business that it uses as a test bed for its technology. NexTech’s AR solutions provide global customers with critical functionality needed for 3D AR immersive experiences. These AR solutions can be used across many verticals and are currently being utilized in e-commerce, Virtual Events, higher ed learning, corporate training, digital advertising and entertainment. NexTech’s AR solutions are able to scale the production of 3D models by using AI algorithms and computer vision technology. The resulting product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. The majority of the company’s technology is available over the web however the Company also has multiple AR applications on iOS/Android including; ARitize360, ARitize, and HoloX allowing for 3D visualization across all platforms and available for all AR use cases creating a one stop shop for AR. The company also has recently acquired ARway, a geolocation 3D mapping startup that has a SaaS business for the Metaverse.

NexTech’s business was founded in January 2018 on the premise that the future of digital experiences and content will include AR and that it wanted to get in front of this inevitability. However, the Company also recognizes that the AR industry is an emerging industry, and that AR products and services have not yet been widely adopted. As such, the Company has sought to enhance shareholder value by coupling its AR products and services with existing and proven business models such as e-commerce, Virtual Events, virtual learning, and advertising. In addition to generating sales revenue for the Company, these other divisions also provide NexTech with the opportunity to test and showcase its AR technology for the growing e-commerce industry and to develop new and innovative ways to sell e-commerce products through the use of AR. NexTech executed on this business model by acquiring VCM, IPL and TruLyfe. Before being acquired by NexTech, VCM historically sold vacuums, parts, and accessories from brands such as Miele, Simplicity, Dyson, Cebo, Hoover, Titan, Kirby, Metrovac and Sanitaire. As ecommerce exploded during 2020 due to the pandemic these established businesses with established brands have also rapidly grown since Nextech acquired them hence the majority of the revenue that NexTech generates is from selling these products on Amazon, on the VCM website, and through other online sales channels. The same thing also happened with its Virtual Events business. NexTech believes that the ultimate value of these businesses is in creating better AR solutions in respect of e-commerce and online purchasing. NexTech currently has a dedicated team of approximately 200 employees, of which 175 employees focus on technology development, virtual events and AR innovations, while a team of 25 employees focuses on the Company’s VCM, IPL and TruLyfe e-commerce operations based in California. The Company expects that the number of employees in e-commerce operations will remain consistent, while it expects to continue to expand its employee base for its AR technology services as the AR technology starts to scale.

COVID-19 Pandemic

Due to the COVID-19 pandemic, many traditional brick and mortar stores were forced to close their doors. As a result, the e-commerce industry, including the Company’s e-commerce platform VCM, experienced growth. The Company incorporated its AR technologies and capabilities into VCM in order to allow customers to interact with products online by way of 3D models and by way of AR technology on mobile devices. In addition, the Company has incorporated AR technology into the TruLyfe platform, and is working on incorporating AR technology into the IPL platform similar to the AR technology currently being used by TruLyfe. In particular, NexTech plans to offer consumers hologram access to a licensed veterinarian, similar to how TruLyfe provides hologram access to a registered dietician, in order to provide consumers additional information about the supplement brand and its products. In addition to the success of NexTech’s e-commerce businesses, NexTech identified an opportunity to showcase its AR technology for use in connection with virtual events, as physical events were restricted due to the COVID-19 pandemic. In light of this, NexTech purchased all of the outstanding shares of Jolokia through which it acquired a proprietary video platform with event capabilities now known as the IgniteX Platform. See “Description of the Business – General – Summary – NexTech’s Solutions” below.

Revenue Streams

NexTech has three principal revenue streams as follows:

(i)	Product sales – NexTech sells a variety of products through both (I) a variety of online marketplaces including Amazon.com, Ebay.com, Chewy.com and Walmart.com; and (II) a retail store located at 7463 Monterey Rd, Gilroy, California. These products include:

●	housewares, air quality appliances and vacuum cleaners sold through VCM;
●	pet supplements sold through IPL; and
●	health supplements sold through TruLyfe.

(ii)	Technology services – NexTech provides various technology services to its clients which can be used across many verticals such as e-commerce, Virtual Events, learning and training, digital advertising and entertainment. In addition, NexTech also provides professional services to customers including designing, building Virtual Events and publishing AR content. NexTech’s technology services include:

●	ARitize360 App
●	ARitize™ App
●	AR 3D Ads (online display ads in 3D and AR)
●	AR for Higher Education
●	Map DynamicsLiveX
●	HoloX
●	Threedy.ai

(iii)	Renewable software licensing – NexTech offers software licensing to its customers, including licensing of the ARitize™ App, Map Dynamics, and LiveX.

For further details of NexTech’s product and service offerings, see “Description of the Business – General – Summary – NexTech’s Solutions” below. VCM, IPL and TruLyfe (collectively, the “e-Commerce Platforms”) are owned by the Corporation’s wholly owned subsidiary AR Ecomm which sells products directly to customers through vacuumcleanermarket.com, infinitepetlife.com and trulyfesupplements.com, as well as certain sales channels such as Amazon.com and eBay where it pays a marketplace fee of 15%. NexTech focuses on developing AR solutions however the e-Commerce Platforms are currently NexTech’s primary source of revenue.

To date, the majority of the Corporation’s revenues have been generated from the eCommerce Platforms with the balance of revenues being generated from the sale of technology services and renewable software licensing. In particular, the majority of the e-Commerce Platforms revenue was derived from VCM and Amazon sales of home appliances and supplements. For each of the fiscal year ended December 31, 2020, the seven-month fiscal period ended December 31, 2019 and the fiscal year ended May 31, 2019, the Company generated revenue from each of its three principal revenue streams as follows:

Revenue Stream	Fiscal Year Ended December 31, 2020	Seven Month Fiscal Period Ended December 31, 2019	Fiscal Year Ended May 31, 2019
Product Sales	13,932,871	3,955,997	1,879,530
Technology Services	3,417,501	47,633	122,835
Renewable Software Licensing	335,280	0	0

See also “Risk Factors - Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.”

Once AR technology is widely adopted, NexTech anticipates that revenues derived from NexTech’s AR technology services such as Threedy.ai will eventually comprise the majority of its revenues. The Company recognizes revenue in accordance with IFRS 15 Revenue from contracts with customers. Revenue represents the fair value on consideration received or receivable from customers for goods and services provided by the Company, less any discounts and sales taxes. The Company generates revenue from the sale of home appliances, supplements and technology services using sales channels, e-Commerce Platforms and/or its physical retail store. A summary of how revenues are earned by the Company is set out below.

Sales Channels

A customer searching for a product may encounter the Company’s products through a sales channel such as Amazon or Ebay. Once the customer purchases the product through the sales channel, the Company receives a notification and then fulfills the product order from the Company’s warehouse located in California. In certain cases, the Company may store products at a third party warehouse and pay a pick, pack and ship fee. The warehouse will then ship the products to the customer. The Company will receive revenue for the sale of the product less any costs once the product has been shipped. In addition, the Company will pay a marketplace fee to the sales channel. Revenue recognized from sales channels excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

e-Commerce Platforms

A customer searching for a product will visit one of the Company’s e-Commerce Platform direct websites. Once the customer purchases the product through the e-Commerce Platform, the Company receives a notification and then fulfills the product order from the Company’s warehouse located in California. The warehouse will then ship the products to the customer. The Company will receive revenue for the sale of the product less any costs once the product has been shipped. Revenue from the e-Commerce Platform recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Retail Store

A customer searching for a product will visit the Company’s retail store in California. Once the customer purchases the product at the retail store, the Company would record revenue at the point of sale. Revenue recognized from the retail store excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Technology Services

The Company sells software licenses on a specified term basis, with customer held options for renewal. Recognition of revenue from the sale of licenses is recognized at the time that the software has been made available to the customer and is recognized ratably over the term of the related agreement. Revenue from contracts for virtual events and technology services, other than software licenses, is recognized on a percentage of completion basis once the customer has entered into an agreement with the Company. Services included in the fixed price contracts are not distinct and determinable, therefore the entire purchase price is allocated using percentage of completion. The Company does not recognize contract assets or liabilities as these contracts are short term and completed within a year. In most cases, the Company obtains a non-refundable deposit up-front and also collects the final payment prior to the Virtual Event date or the date the technology services are provided. There is a timing difference between the date the contract is signed (i.e. the contract being booked) and the date when the Company recognizes the revenue from the contract. Therefore the Company uses the term “Bookings” to represent the aggregate value of contracts which have been signed, but not yet recognized as revenue. Bookings for the Company’s technology service products are recorded in the period when the contract is signed. For example if a company signed a contract (i.e. a booking) in Q2 2021 to host a Virtual Event in Q4 2021, that contract will be recorded as a booking in Q2 2021 but the associated revenue will be recognized as the technology services are provided at a later date (e.g. in Q4 2021).

Summary - NexTech’s Technology Solutions

NexTech has developed and continues to innovate on a proprietary AR platform which helps democratize the development and display of AR content. This technology stack covers the pipeline of an AR experience from creating 3D models, through to distributing AR experiences to wide audiences while keeping the barriers of entry to this technology as low as possible without compromising quality and innovation.

NexTech’s Augmented Experience Platform consists of various AR products, as further detailed below.

NexTech’s technology stack includes the following core elements:

1.	ARitize360 App
2.	ARitize™ App
3.	ARitize™ for eCommerce (web based AR for commerce)
4.	AR 3D Ads (online display ads in 3D and AR)
5.	AR for Higher Education
6.	HoloX
7.	Map Dynamics
8.	LiveX
9.	Genie in a Bottle
10.	Threedy.ai

ARitize360 App

The “ARitize360 App” is a mobile app available for Android and iOS devices that enables users to use their smartphone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

In a simple three step process, users can essentially take a scan of an object and upload it to NexTech to have the 3D model created using our technology stack in-house. This is a cloud processing environment that provides the maximum amount of processing power and keeps this strain off the user’s mobile device.

When the 3D model is ready, the user have access to it from within NexTech’s online platform. The user can conveniently make decisions on whether to use it within other NexTech AR services such as a Native AR Experience in the ARitize™ App, AR 3D Ads, ARitize™ for eCommerce, and/or Virtual Events.

The pricing model for this app and service are based on a software as a service (SaaS) subscription with additional a-la-carte services available to keep the cost of 3D model generation to a minimum while keeping the flexibility of a self-serve environment and convenient access to use the 3D model in other NexTech AR platform tools.

ARitize™ App

The “ARitize™ App” is a mobile app that enables a user to view and experience AR content by running immersive, Native AR Experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world. The ARitize™ App is free to download for Android and iOS devices and is a public space for users to enjoy triggering AR experiences made by a combination of developers and corporate entities.

Augmented Reality Experience on ARitize – FIA Formula 4 Car

Augmented Reality Experience on ARitize – Portal into a Church

The tools for developing AR experiences for the ARitize™ App consist of a plugin for Unity. This plugin gives developers of varying skill levels access to a feature rich, pre-built, easy to use set of AR specific tools that will function within the ARitize™ App. As well, the plugin simplifies publishing finished AR experiences to the ARitize™ App for use and sharing publicly or within specific communities. The plugin has a rich documentation site with numerous samples to help get developers up to speed with its features.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a powerful end-to-end AR platform which allows the user to engage, convert and drive sales for brands, distributors, and ecommerce vendors. The ARitize™ for eCommerce tools give users the unique ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensors and access to them, the experience is rendered as an app-less AR visualization of the product in 3D space. If opened on a desktop, the object will appear against a solid background.

Examples of ARitize for eCommerce – Retail Shopping

The ARitize™ for eCommerce tools provides users with a 3D web AR experience to create exciting and compelling shopping experiences to increase customer interaction and enhance conversion rates and sales. NexTech’s AR solutions are viewer ready and can be experienced in any regular browser without having to download any special software or apps.

With 3D and AR, shoppers can see and experience products from every angle before they buy the product. Shoppers have the ability to zoom in on products, and they can examine the smallest of details and product features. ARitize™ for eCommerce also provides shoppers with the ability to directly add to cart while interacting with the product in AR.

The power of the ARitize360 App, and its photo-realistic capture of products is paired with the simplicity and ease of ARitize™ for eCommerce, which enables brands, distributors, and ecommerce vendors to manage their own diverse catalog of 3D products.

In connection with NexTech’s ARitize™ for eCommerce product offering, NexTech also provides users with a powerful analytics dashboard to track and measure return on investment (ROI). Vendors can view and track any increased product engagement and interaction, add to cart rates and new revenue generation—in real-time.

AR 3D Ads

The Company’s “AR 3D Ad” unit is an HTML5 banner ad. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a uniquely engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This unique experience promotes longer engagement time and interactivity with potential customers directly within the ad unit.

The AR 3D Ad unit contains a 3D model that can be manipulated easily by the user. The 3D asset will “shrink” into view when loaded and will spin until interacted with by the user. When viewed on a mobile device, a button will appear that will allow the user to pop-out an AR experience with the 3D asset. The pop-out action opens a new tab or window in the browser and will ask the user permission to allow use of their device’s camera, and orientation controls to power the browser-based AR experience. AR controls include, close window, take a picture, positioning controls for the 3D asset, and a custom call to action (CTA) message.

NexTech’s 3D AR Ad units can be used with other Demand Side Platforms but NexTech AR also has a full-featured programmatic DSP. DSPs are most often used by advertisers and agencies to help them buy display, video, mobile and search ads. This feature-rich and robust platform has targeting options, bidstream data, bidding rules, and instant analytics. Tools include campaign manager, creative library, site filtering rules, retargeting, segmentation, geo-fencing, media planning, and bidding autopilot. These tools allow the campaign manager to optimize the ad spend for highly targeted goals. Detailed reporting and live campaign limit reporting are available as well as real-time optimization throughout the lifecycle of the campaign.

3D models created with ARitize360 can easily be embedded to AR 3D Ad using the NexTech AR platform.

AR for Higher Education

The NexTech AR platform allows users to design, build and publish Native AR Experiences for delivery through a learning platform. These unique learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

Due to the unique 3D volumetric learning experience made available through NexTech’s Native AR Experiences, learners are quick to engage and adopt this learning style as the courseware is built to be delivered “around” them. Coupled with this, the learner has access to related content that surrounds the AR experience such as video and document content that adds to the learning experience. Learners become key participants to the learning experience which is in steep contrast to existing learning solutions and modalities.

Example of RALE Dashboard

The AR for Higher Education leverages the same technology as the existing ARitize™ App but adds an additional component of the NexTech AR platform that allows learning content administrators to group content, add additional content types including video and documents, and manage user accounts.

The AR for Higher Education includes such features as:

●	Custom branded landing screens for brand activations
●	User access controls
●	User grouping
●	Content assignment controls

The AR for Higher Education model offers the following:

Phase I: Enterprise focused

●	Users can create an adaptive portal for education and training using AR 3D learning objects and programs.

Phase II: Consumer focused

●	The AR for Higher Education offers a modular on demand learning environment using 3D AR Objects where the user can interact and explore the subject matter in the privacy of their own home but as if the object is there with them.
●	If a brand is the focus of the AR for Higher Education then a learn and earn model would be implemented around the brand.
●	The brand would contract with our agency and be able to regularly update the content and charge for premium content.
●	NexTech can create relevant content and charge for premium content.
●	NexTech charges a fee for all paid for content created by the brand, as well as a supplemental fee for all original content created by NexTech.

HoloX

“HoloX” is an app that takes a unique approach to human holograms in augmented reality. Users can record, view and share their holograms in the app. Use cases include creating and watching musical performances, virtual meet and greets with celebrities, and other human hologram experiences in an app.

Experiences can be promoted within the app and experiences can be triggered by deep linked QR code or text entry code in the app. The deep link will take a user to the app in the appropriate app store for their device if the app is not found. As an alternative to watching experiences in the holoX app, users can opt for watching shared holograms in web AR via any of the web browsers installed on their smartphone devices.

Users of HoloX can create sharable moments using the App’s built-in photo and video feature. Users can share their creations on social media to show off their experiences during HoloX events.

With some simple instruction and with a mobile phone, a tripod, and a decent light source, app users (including artists and performers) can create HoloX holograms themselves. With minimal treatment and some administrative setup, the hologram can be available as an event in relatively little time.

The HoloX platform is similar to ARitize™ in that it leverages a content delivery network (CDN) to distribute content. The App is lightweight and quick to install and the content, the experiences, are downloaded or streamed when needed to minimize usage barriers. The cloud administrative portal is secure and will be refined into a self-serve environment to allow agencies and managers of talent to create, promote, and manage their HoloX hologram events themselves.

Map Dynamics

NexTech AR’s Map Dynamics platform is a self-service event management tool enabling event organizers to:

●	sell event floorspace and sponsorships;
●	provide a companion App for in-person attendance; and
●	host events in a self-contained Virtual Event venue

Event organizers have full control over their event and their content with a robust and comprehensive administrative portal. We provide training on how to best use the system for our clients, event design advice and overall guidance, and offer 1-on-1 support when needed.

Sample Indoor Exhibition

The Map Dynamics platform allows our clients to seamlessly switch between in-person and Virtual Events, as further described below.

In person events

During an event, Map Dynamics Desktop and Mobile App become companion resources allowing all participants to be engaged, personalize their experience, educate themselves with regard to the presenters and topics, explore the vendor marketplace, and connect with other attendees.

Map Dynamics helps eliminate in-person costs and helps event organizers to retain sponsor and attendance revenue.

Virtual Events

For entirely Virtual Events, Map Dynamics Desktop becomes a

fully contained digital event venue that makes it fun to participate and easy to find any particular session, speaker, vendor, sponsor, or attendee. Live presentations, vendor chat, discussion rooms, and vendor profiles with rich media provide a variety of active and passive engagement opportunities.

Hybrid Events

Hybrid events bring both in-person and virtual together in online discussions hosted by presenters, vendors, and other attendees. Before the event, clients can also use Map Dynamics to organize information, sell booth space and sponsorships, promote sponsors, and help attendees plan their participation.

The Nextech AR Map Dynamics is fully integrated with ARitize™ for eCommerce, and ARitize for Virtual Event experiences that are more than just a screen. Holographic speakers can be in the attendee’s home in AR. Exhibitors’ products can be explored by potential buyers in a whole new dimension with an audience at home or at work.

Map Dynamics tracks data related to sales, usage, and performance and presents this data in easy-to-read dashboards so that event organizers have all the tools to create more engaging events and generate more revenue in future events.

LiveX

“LiveX” is positioning Nextech AR Solutions as a Virtual Experience Platform provider which is expected to build a strong foundation marking our presence in the Digital Experience Platform market.

Nextech AR LiveX is a new platform enabling operational efficiency and a dynamic customer experience. With LiveX, our clients will have choice and flexibility from self-serve to our signature white-glove professional services. This seamless customer experience allows our clients to Create, Engage, Inspire, and Analyze their success with LiveX.

With Nextech AR LiveX, we have created a new virtual and hybrid experience platform from a design-led development process that provides clients with self-serve or full-service event platforms for virtual or hybrid events. Combining the strength of the predecessor products MapX and IgniteX, the new product LiveX brings all key features that customers are looking for in today’s virtual experience platform market.

Genie in a Bottle

“Genie in a Bottle” is an AR experience that uses human holograms to provide product training and instructional guidance to consumers. Designed as an AR marketing tool, the human hologram delivers important business to consumer (B2C) information, acting as a brand ambassador or subject matter expert.

The physical structure of Genie in a Bottle is comprised of:

●	an AR human hologram;
●	a physical object (like product packaging) that has labels, images, and/or QR codes; and
●	an AR enabled mobile device

Genie in a Bottle utilizes AR image and object tracking to anchor the human hologram to a physical object, which ensures the hologram will be correctly placed at all times. Human holograms exist as 2D or volumetric video. Human holograms can also be enhanced or replaced with 3D objects and/or characters.

This immersive experience can be launched using the ARitize ™ app to scan a QR code or product label. When the image and object targets have been detected by the ARitize ™ app, the human hologram will magically appear coming out of physical object, and then anchor directly to it.

As a marketing tool, Genie in a Bottle generates more immersive and measurable brand engagements that are tracked through ARitize’s ™ analytics dashboard. Creating a direct path to (re)purchase, this AR experience also utilizes hyperlinked buttons that take consumers to product pages and downloadable PDFs. Genie in a Bottle also supports the release of new episodic content and notifies the user through push notifications enabled on their mobile device.

Threedy.ai

Threedy.ai has built patent-pending AI technologies that automate the process of 3D model creation. With Threedy.ai, our vision is “a 3D digital replica for every product in the world” to fuel the next wave of digital transformation in commerce. We now offer 3D and AR experiences to some of the world’s largest retailers, including Pier1, K-mart Australia, LightingPlus, and more. Threedy.ai is now the core of Nextech AR’s platform, where we are bringing all our successful AR solutions under one umbrella to build SaaS businesses that shape the future of digital merchandising on top of shared 3D digital assets.

Other E-commerce Platforms

NexTech’s business strategy has been to create new products, marketplaces and platforms organically or through acquisition. As NexTech developed and built its AR solutions it also targeted and acquired other various e-commerce platforms. NexTech also owns the following platforms and marketplaces:

1.	vacuumcleanermarket.com: A vacuum cleaner retailer focused on high-end residential vacuums, supplies, and parts through their retail location and online sales channels.

2.	infinitepetlife.com: A health food supplement for animals through online sales channels.

3.	trulyfesupplements.com: A health food supplement for humans through online sales channels.

4.	nextlevelninjas.com : A platform that provides services to help vendors using e-commerce platforms such as: Amazon, Walmart, Shopify, Ebay, Etsy to increase sales volumes in-order to achieve better organic search rank. Next Level Ninja gives vendors a platform to manage campaigns to achieve goals.

NexTech has operationalized these platforms with its technology solutions. NexTech offers an opportunity across the consumer journey starting with 3D AR advertisements, leading customers to e-commerce platforms with AR products, while “walking” into a visiting a virtual store and having the brand ambassador with episodic content in the customer’s home.

Principal Markets & Customers

NexTech’s e-commerce business is a diversified portfolio of consumer products offering household small appliances, human health supplements, and pet health products through the above listed e-commerce platforms. Consumers can also purchase these products through online marketplaces such as Amazon, Walmart and eBay.

NexTech’s technology solutions can be utilized across a vast number of market segments and verticals. The initial primary markets targeted are retail, consumer brands, education and entertainment across North America, Europe, Middle East and the Asia-Pacific and Japan regions. As the Company’s technology has been adopted, NexTech has several enduring use cases that have pointed to further market segments including virtual and hybrid events, consumer packaged goods, education and training, telemedicine, professional speakers & authors, political candidates, faith groups, medical, health & wellness.

Distribution Methods

NexTech’s e-commerce business fulfils sales through its California warehouse and retail location, while marketplace sales are fulfilled by the distribution channels of the respective marketplace.

The majority of NexTech’s technology sales originate from the Company’s direct sales channel. NexTech’s direct sales force is located globally and focuses on North America, Europe, Middle East and the Asia-Pacific and Japan regions. The Company’s sales personnel are equally focused on the management of existing accounts and sales to new customers.

The Company’s technology sales representatives tasked with new customer acquisition have expertise in the vertical markets specific to the target customers and their region. In addition to the Company’s direct sales channel, NexTech has employees and contractors, referred to as “industry principals”, who are specialized experts and thought leaders in the markets which the Company serves. These individuals provide NexTech’s current and target customers with expert perspectives on process innovation and leading technology trends within their industries, which can increase our prospects’ confidence.

NexTech continues to develop our partner ecosystem to further scale business and expand the Company’s technology solutions into new and existing target markets. NexTech’s ideal partners are trusted advisors in the industry.

Products and Services

In certain situations, NexTech provides professional technology services to customers. These can include designing, building Virtual Events and publishing AR content for our customers. Professional services work closely with customer support services, which take over after the solution has been delivered to a customer and is in use.

Specialized Skill and Knowledge

The Company employs individuals with a wide range of professional and technical skills, and expertise in the course of pursuing and executing its business strategy. In addition, the Company has access to various specialized consultants to assist in areas where full time employees are not required. These professional skills include, but are not limited to, AR development, mobile app development, web services development, environmental/social, financial and business skills, which are widely available in the industry.

Drawing on significant experience in the technology business, NexTech believes management has a demonstrated track record of bringing together all of the key components required for a technology company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, capital markets expertise, and significant entrepreneurial experience which provides the foundation for NexTech to effectively identify, evaluate and execute on value added initiatives.

Competitive Conditions

The Company’s e-commerce business leverages its AR technology such as Genie in a Bottle and AR Models to increase customer engagement for its products.

NexTech’s technology business plan leverages an early, first mover advantage in the AR market to target various market segments, including training and development, branding and marketing and advertising. NexTech is competitively positioned to use this early success to enter adjacent markets with a proven track record of success.

While the Company does not believe that any specific competitor offers the distinct value proposition and integrated capabilities that NexTech offers, the market that makes up the AR and Virtual Events industry is rapidly evolving and highly competitive. NexTech notably competes with digital experience agencies, 3D asset creators and libraries and video conferencing providers.

NexTech has identified the following entities as the key competitors in the AR industry. All information below is estimated and based on NexTech’s knowledge, information and belief unless otherwise stated.

●	Snap Inc. (NYSE: SNAP) is an American camera and social media company using AR filters and “lenses” within social media.

●	WiMi Hologram Cloud Inc. (NASDAQ: WIMI) is a Chinese builder and developer of holographic content with an extensive portfolio including 4,654 AR holographic contents
●	Zoom Video Communications, Inc. (NASDAQ: ZM) is an American communications technology company providing video conferencing.
●	Hopin is a privately held UK developer of a live online events platform designed to create captivating online events. The company’s modular approach gives the ability to create event experiences through a variety of segments that are convenient for any number of people, enabling attendees to learn, interact, and connect with people from anywhere in the world.

NexTech has a technology stack for the publishing and distribution of AR across all verticals which is currently being utilized in e-commerce, Virtual Events, learning and training, digital advertising and entertainment. The Company is also unaware of a company that offers technology to anyone with a smartphone to capture and create 3D objects with photo-realistic, volumetric 3D AR at scale for mass adoption.

Intangible Assets and Goodwill

NexTech has acquired the following intangible assets as its business has grown. Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The following table presents the Company’s assessment of the useful lives of intangible assets:

Website	10 years
Customer relationships	5 – 10 years
Supplier relationships	5 – 10 years
Brand (Trademarks) Technology	2 – 4 years 2 – 3 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Intellectual Property

NexTech’s intellectual property rights are important to its business. In accordance with industry practice, the Company protects its proprietary products, technology and its competitive advantage through a combination of contractual provisions and trade secrets, patents, copyright and trademark laws in Canada, and the United States and other jurisdictions in which we conduct our business where applicable. NexTech also has confidentiality agreements, assignment agreements and license agreements with employees and third parties, which limit access to and use of our intellectual property.

In the early stage of the Company’s business and development, the Company acquired and entered into licensing agreements that gave NexTech access to underlying patents and patent pending technology as well as the App Portfolio. See “General Development of the Business - History” above. These agreements include the licensing agreement with ARHT Media Inc; the assignment and purchase of the licenses and App Portfolio from Future Farm Technologies Inc. and AR E1 LLC; and the edCetra licensing agreement. As the Company continued to develop its stack of technology and formulate innovative solutions, NexTech determined that its internally developed technology provided a broader omni-channel experience and as a result NexTech focused its efforts away from those legacy agreements, acquired licenses, and the acquired App Portfolio. NexTech continues to invest in our research and development and build on our intellectual property. The Company is currently engaged with an intellectual property firm to build out a patent portfolio.

NexTech’s software includes software components licensed from third parties including open source software. The Company believes that it follows industry best practices for using open source software. NexTech also believes that replacements for third party licensed software are available either on an open source basis or on commercially reasonable terms.

Cycles

Based on the Company’s history and information available to date, NexTech has not been able to identify any seasonality of cycles within our technology business. The length of our technology sales cycle depends on the size and complexity of our customers. The e-commerce business is subject to traditional seasonality of consumer purchases subject by all retailers.

Economic Dependence

NexTech’s revenues are well diversified, with no concentration in any one particular customer. For the year ended December 31, 2020, no individual customer accounted for greater than 10% of revenue.

Employees

As at December 31, 2020, NexTech had 202 employees and consultants. None of Nextech’s employees are represented by a collective bargaining agreement and we have never experienced a stoppage. We consider our relations with our employees and consultants to be good and view our employees as an important competitive advantage. Historically, we have been successful in retaining our key employees including members of our management team. Our management team has an in-depth knowledge of our markets and industry in general.

Facilities

NexTech is based out of Vancouver and Toronto Canada and also has offices and a retail location in the United States. NexTech does not own any real property. NexTech’s current facilities are adequate to meet ongoing needs and if NexTech requires additional space, it will seek to obtain additional facilities on commercially reasonable terms at such time.

RISK FACTORS

An investment in NexTech Shares involves significant risks. Investors should carefully consider the risks described below and the other information elsewhere in this AIF, including Management Discussion and Analysis and our annual consolidated financial statements and related notes. NexTech operates in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that NexTech cannot control or predict. The risks and uncertainties described below are not the only ones NexTech faces. Additional risks and uncertainties not presently known to NexTech or that NexTech currently considers immaterial may also impair our business and operations and cause the trading price of NexTech Shares to decline. If any of the following risks or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of NexTech Shares could decline and investors could lose all or part of their investment in NexTech Shares. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks. See “Forward-Looking Information” at the beginning of this Annual Information Form for additional risks.

General

The principal risks and uncertainties are summarized below. These do not necessarily comprise all of those that are potentially faced by NexTech and its operations.

Risks Relating to Our Business

The COVID-19 Pandemic is affecting our business, operating results and financial condition and this adverse affects could be material.

On March 11, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the potential effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid evolution of this uncertain situation. We are conducting business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business, including customer purchasing decisions, and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders. It is uncertain and difficult to predict what the potential effects any such alterations or modifications may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

The impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, the impact on our customers and our sales cycle, the impact on business development and marketing activities, potential delays in customer deployment projects and activities, and the impact on our vendors and partners, all of which are uncertain and cannot be predicted. The extent to which the COVID-19 pandemic may impact our financial position or results of operations is uncertain. Due to our service offerings to enhance remote working and commerce we have not experienced a significant decline in revenue, but any impact, if at all, may not be fully reflected in our results of operations until future periods.

If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

To increase our revenue and achieve and maintain profitability, we must regularly add new customers or sell additional solutions to our existing customers, which we plan to do. Numerous factors, however, may impede our ability to add new customers and sell additional solutions to our existing customers, including our inability to convert companies that have been referred to us by our existing network into paying customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop relationships with partners or resellers and/or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our solutions to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and customer requirements. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale. Many of the risks relating to sales processes are beyond our control, including:

●	our customers’ budgetary and scheduling constraints;
●	the timing of our customers’ budget cycles and approval processes; and
●	general economic conditions, including as a result of pandemics such as COVID-19.

Our results from operations may vary and depending on the product when we can recognize revenue.

Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

A significant majority of our costs are expensed as incurred, while revenues are recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Subscription products also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from these customers must be recognized over the applicable subscription term.

Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our Common Shares could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below:

●	demand for and market acceptance of our products;
●	the mix of products, and solutions sold during a period;
●	our ability to retain and increase sales to customers and attract new customers;
●	the timing of product deployment which determines when we can recognize the associated revenue;
●	the strength of the economy;
●	competition, including entry into the industry by new competitors and new offerings by existing
●	competitors;
●	the amount and timing of expenditures related to expanding our operations, research and development or introducing new solutions; and
●	changes in the payment terms for our solutions.

In addition, in certain circumstances, the Company is creating and delivering novel and unique experiences for its customers while utilizing a coding structure format that can be reused by the Company for future customers. Based on these factors, the margins for the Company’s products may fluctuate from time to time, depending on the customer and the mix of products and services being sold.

Due to the foregoing factors, and the other risks discussed in this Annual Information Form, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

Our operations involve the storage and transmission of potentially confidential information of many of our customers and security breaches could expose us to a risk of loss of this information, litigation, indemnity obligations and other liability. If our security measures are breached as a result of third party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, damage to our reputation is likely, our business may suffer and we could incur significant liability.

We’ve implemented technical, organizational and physical security measures, including employee training, back-up systems, monitoring and testing and maintenance of protective systems and contingency plans, to protect and to prevent unauthorized access to confidential information of our customers and to reduce the likelihood of disruptions to our systems. Because techniques used to obtain unauthorized access or to sabotage systems change frequently, we may be unable to prevent these techniques or implement adequate preventive measures in time prior to an actual attack.

Despite these measures, all our information systems, including back-up systems and any third party service provider systems that we employ, are vulnerable to damage, interruption, disability or failure due to a variety of reasons, including physical theft, electronic theft, fire, power loss, computer and telecommunication failures or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms and other known or unknown disruptive events. We or our third party service providers may be unable to anticipate, timely identify or appropriately respond to one or more of the rapidly evolving and increasingly sophisticated means by which computer hackers, cyber terrorists and others may attempt to breach our security measures or those of our third party service providers’ information systems.

We have incurred operating losses in the past and may incur operating losses in the future.

We were incorporated in 2018. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of significant revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

The software industry is subject to rapid technological change. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our solutions, to introduce new features and services in a timely manner, to sell into new markets and to further penetrate our existing markets. The success of any enhancement or new feature or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new feature or service. Any new feature or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our solutions, including new vertical markets and new countries or regions, may not be receptive. If we are unable to successfully develop or acquire new features, products or services, enhance our existing product or services to meet customer requirements, sell products and services into new markets or sell our product and services to additional customers in our existing markets, our revenue will not grow as expected. Moreover, we are frequently required to enhance and update our product and services as a result of changing standards and technological developments, which makes it difficult to recover the cost of development and forces us to continually qualify new features with our customers.

Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

The industry in which operate is evolving at a rapid pace. Our ability to attract new customers and increase revenue from customers will depend in significant part on our ability to anticipate industry changes and to continue to enhance offer solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue.

Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

Recent events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to us or to our industry may materially adversely affect us over the course of time. Volatility in the market price of the Common Shares due to seemingly unrelated financial developments could hurt our ability to raise capital for the financing of acquisitions or other reasons. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

Our ability to continue to sell our products through sales channels and marketplaces such as Amazon, Walmart, and eBay may not meet our expectations.

Our e-commerce business relies on customer traffic visiting our e-commerce platforms and marketplaces such Amazon, Walmart and eBay, however, depending on how customers behave in such channels and marketplaces, we may choose to remove products from sale on these channels and marketplaces thus potentially reducing revenue from e-commerce sales.

We are subject to fluctuations in currency exchange rates.

We report our financial results in Canadian dollars. However, as we anticipate our international business will grow, the percentage of our revenue received in foreign currencies will likely increase. Accordingly, we are subject to, and may increasingly be subject to, currency fluctuations that may, from time to time, affect our financial position and performance. Further, a significant amount of our expenses are paid in U.S. dollars. As a result, we are exposed to currency risk on these transactions. Any fluctuation in the exchange rate of these currencies may negatively impact our business, financial condition and operating results.

The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The AR industry is still awaiting mass adoption and as acceptance increases more competitors may emerge and offer solutions that may impede on our continued growth.

If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for talented personnel is intense, and we cannot be certain that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have an adverse effect on our business, results of operations and financial condition.

Our general compensation program includes stock options, which are important tools in attracting and retaining employees in our industry. If our stock price performs poorly, it may adversely affect our ability to retain or attract employees. We continually evaluate our compensation practices and consider changes from time to time, such as reducing the number of employees granted equity awards or the number of equity awards granted per employee and granting alternative forms of stock-based compensation, which may have an impact on our ability to retain employees and the amount of stock-based compensation expense that we record. Any changes in our compensation practices or those of our competitors could affect our ability to retain and motivate existing personnel and recruit new personnel.

Our growth is dependent upon the continued development of our direct sales force.

We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large enterprise customers, and to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New sales personnel require significant training. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our software and services will suffer and our growth will be impeded.

If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

We operate in a fast-growing environment and need to react to where we anticipate significant potential demand for our products to seize revenue opportunities. Such anticipation may require us to incur expenses in advance of revenue opportunities resulting in lower than anticipated net income over any period of time.

Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.

In the current business environment of integrated technologies, we are dependant and/or rely heavily on third party services providers for critical functions such as data centres and internet services. Any delays or down-times from these providers can significantly impact our operations and ability to complete our deliverables to customers, which may adversely affect revenue.

The use of open-source software in our products may expose us to additional risks and harm our intellectual property.

Our software makes use of and incorporates open source software components. These components are developed by third parties that we do not have control over. We have no assurances that those components do not infringe on the intellectual property rights of others. We could be exposed to infringement claims and liability regarding the use of those open source software components, and we may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase our expenses.

We may not receive significant revenue as a result of our current research and development efforts.

As we invest our time, money and efforts into emerging technologies such as AR and its application in the real world, there is no guarantee that we will receive significant revenue returns for such investment.

Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

We regularly monitor our compliance with financial reporting standards and review new pronouncements and drafts that are relevant to us. Any new standards, changes to existing standards, and changes in their interpretation, may require us to change our accounting policies. This could lead to changes revenue recognition among other aspects and could have an adverse effect on our business, financial position and profit.

Management

We are dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of NexTech could result, and other persons would be required to manage and operate NexTech. We are dependent on a relatively small number of key officers, consultants and employees, the loss of any of whom could have an adverse effect on our business. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon NexTech’s success.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the market price at which the Common Shares may trade in the future. Accordingly, a significant number of shareholders of the Company have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

The Company is dependent on the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and technical personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

Market Risks for Securities

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes and other events and factors outside of the Company’s control.

Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in the software and AR industries and the Company’s financial condition or results of operations. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation or other litigation concerning operational, employment, title, environmental or other matters of which the Company is not presently aware. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company may effect financings involving the issuance of securities and/or grant stock options or approve other convertible securities pursuant to which additional Common Shares may be issued in the future. The completion of such financings and exericse of such stock options or other convertible securities will result in dilution to the Company’s shareholders.

Additional financing

In order to execute the anticipated growth strategy, we will require some additional equity and/or debt financing to support on-going operations, to undertake capital expenditures, and/or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon future profitability. We may require additional financing to fund its operations to the point where it is generating positive cash flows.

Management of Growth

NexTech’s management anticipates rapid growth and plans to capitalize on this growth. Future operating results will depend on management’s ability to manage this anticipated growth, hire and retain qualified employees, properly generate revenues and control expenses. A decline in the growth rate of revenues without a corresponding reduction in the growth rate of expenses could have a material adverse effect on NexTech’s business, results of operations, cash flows and financial condition.

Litigation

The Company may from time to time become, party to litigation in or outside of the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes, involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand.

Competition

There is potential that NexTech will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than NexTech. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of NexTech.

Because of the early stage of the industry in which NexTech operates, NexTech expects to face additional competition from new entrants. NexTech expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, NexTech will require a continued high level of investment in research and development, marketing, sales, and client support. Upon completion of the listing, NexTech may not have sufficient resources to maintain research and development, marketing, sales, and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition, and results of operations of NexTech.

Unfavourable Publicity or Consumer Perception

The Company believes its industry can be highly dependent upon consumer perception. Consumer perception of the Company and its technology can be significantly influenced by research or findings, regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the Company or any of its technology, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company’s dependence upon consumer perceptions means that adverse research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company.

Risks Related to Acquiring Companies

The Company may also acquire other companies in the future and there are risks inherent in any such acquisitions. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from such acquisitions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Company’s securities. The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of any such acquired companies may also impose substantial demands on the management. There is no assurance that these acquisitions will be successfully integrated in a timely manner.

Effectiveness and Efficiency of Advertising and Promotional Expenditures

The future growth and profitability of NexTech will depend on the effectiveness and efficiency of advertising and promotional expenditures, including the ability of NexTech to (i) create greater awareness of its technology and services; (ii) determine the appropriate creative message and media mix for future advertising expenditures; and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of NexTech’s technologies or services. In addition, no assurance can be given that NexTech will be able to manage its advertising and promotional expenditures on a cost-effective basis.

Potential Inability to Protect Technology

NexTech’s success is heavily dependent upon technology. There can be no assurance that the steps taken by NexTech to protect its technology will be adequate to prevent misappropriation or independent third-party development of NexTech’s technology. It is likely the other companies can duplicate a platform similar to that of NexTech.

Potential Intellectual Property Claims

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. NexTech may be subject to intellectual property rights claims in the future and its technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent NexTech from offering its products and services to others and may require that it procure substitute products or services for these members. With respect to any intellectual property rights claim, NexTech may have to pay damages or stop using technology found to be in violation of a third party’s rights. NexTech may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase its operating expenses. The technology also may not be available for license to NexTech at all. As a result, NexTech may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If NexTech cannot license or develop technology for the infringing aspects of its business, it may be forced to limit its product and service offerings and may be unable to compete effectively. Any of these results could harm NexTech’s brand and prevent NexTech from generating sufficient revenue or achieving profitability.

Uninsured or Uninsurable Risk

NexTech may become subject to liability for risks against which are uninsurable or against which NexTech may opt out of insuring due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which insurance is not carried may have a material adverse effect on NexTech’s financial position and operations.

Conflicts of Interest

Certain directors and officers of NexTech also serve as directors and/or officers of other technology based companies. Consequently, there is the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and officers involving NexTech will be made in accordance with their duties and obligations to deal failure and in good faith with a view to the best interests of NexTech and its shareholders. Each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with applicable corporate and securities laws in Canada and United States. See also “Conflicts of Interest”.

Dividend Policy

NexTech does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from NexTech will remain subject to the discretion of the Board of Directors.

Risk of Investment

An investment in NexTech Shares, as well as NexTech’s prospects, is speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. Investors should carefully consider the risk factors described in this AIF and under the heading “Risk Factors” in this AIF. The risks described in this AIF are not the only ones facing NexTech. Additional risks not currently known to NexTech, or that NexTech currently deems immaterial, may also impair NexTech’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described in this AIF actually occur, NexTech’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks in this AIF and the other information elsewhere in this AIF and consult with their professional advisors to assess any investment in NexTech.

Share Price Volatility Risk

NexTech Shares are listed on the CSE, NEO and quoted on the OTCQB and FSE. External factors outside of NexTech’s control such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward technology sector stocks may have a significant impact on the market price of the NexTech Shares. Global stock markets, including the CSE and NEO, have, from time-to-time, experienced extreme price and volume fluctuations that have often been unrelated to the operations of particular companies. The same applies to companies in the technology sector. There can be no assurance that an active or liquid market will develop or be sustained for the NexTech Shares.

No Guarantee of a Positive Return in an Investment

There is no guarantee that an investment in the NexTech Shares will earn any positive return in the short term or long term. An investment in the NexTech Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the NexTech Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Risk Factors Relating to Software

Personnel Matters

The project manager of a software development project is the leader responsible for development of the particular project in accordance with timelines and performance parameters set by management and customers from time to time. In addition, improper software design can undermine the success of a project. Furthermore, many customers are not technical in terms of software terminology and may not understand the developer’s point of view, thereby leading to potential miscommunication between developers and the Company’s customers. Accordingly, inexperienced or improper staffing of a project can jeopardize the completion of a project, which could have a material adverse impact on the Company as a result of increased costs and potentially lower revenues due to customer attrition.

Cost and Timing Matters

Budgets, initialization, completion target dates and overall timing of software development projects are set on a case-by-case basis by management based on customer needs and overall corporate objectives. Cost estimation of a project is particularly crucial in terms of project success and failure. The failure to properly establish appropriate budgets and realistic timelines, or the failure to provide adequate hardware and software resources for a particular project, can lead to project failure, which could have a material adverse effect on NexTech as a result of customer dissatisfaction, negative impacts on branding and increased costs associated with potential delays. Furthermore, market demand may become obsolete while a project is still in progress, thereby rendering timely completion of projects particularly important to the Company.

Risk Factors Relating to eCommerce

Our net sales and profits depend on the level of consumer spending which is sensitive to general economic conditions and other factors. An economic recession or a decline in consumer spending could have a material adverse effect on our business and results of operations.

The success of our business depends on consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, and unemployment. A decline in actual or perceived economic conditions or other factors could negatively impact the level of consumer spending.

Competitive pricing pressures with respect to shipping our products to our customers may harm our business and results of operations.

Online and omnichannel retailers are increasing their focus on delivery services, with customers increasingly seeking faster, guaranteed delivery times and low-price or free shipping. To remain competitive, we may have to offer discounted, free or other more competitive shipping options to our customers, which can lead to increased shipping and handling expense.

We rely on third-party service providers, such as FedEx, to deliver products purchased through our direct channel to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

Relying on third-party service providers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. If we are forced to use other delivery service providers, our costs could increase and we may be unable to meet shipment deadlines. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future.

If our key suppliers or service providers were unable or unwilling to provide the products and services we require, our business could be adversely affected.

Our products are sourced through third-party purchasing agents and a variety of domestic and international suppliers. If these suppliers are unable or unwilling to provide the products or services that we require or materially increase their costs, our ability to offer and deliver our products on a timely and profitable basis could be impaired.

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business and results of operations.

We have entered into agreements with third parties for logistics services, information technology systems (including hosting our website), software development and support, select marketing services, distribution and packaging and employee benefits. Services provided by any of our third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Any failure by a third party to provide us with services for which we have contracted on a timely basis or within service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and results of operations.

DIVIDENDS AND DISTRIBUTIONS

The Company has paid no dividends since its inception. At the present time, the Company intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and on such other facts as the Board of Directors may consider appropriate.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As at December 31, 2020, there were 77,111,864 Common Shares issued and outstanding. As at the date of this AIF there are 86,494,504 Common Shares issued and outstanding. Each Common Share carries the right to one vote.

The holders of the Common Shares are entitled to notice of, to attend, and to vote at all meetings of the Company’s shareholders. The Common Shares are entitled to receive dividends if, as and when declared by the directors, and rank par- passu with one another in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company.

The Common Shares carry no pre-emptive rights, conversion or exchange rights, retraction, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except as any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

As at December 31, 2020, the Company had 5,868,000 stock options to purchase Common Shares outstanding. The Company currently has 4,426,400 stock options to purchase Common Share outstanding as at the date of this AIF as follows:

Number Issued	Exercise Price	Expiry Date
90,000	$0.29	November 1, 2021
120,000	$0.25	November 2, 2021
100,000	$0.78	April 17, 2022
39,000	$0.72	May 9, 2022
60,000	$0.65	June 14, 2022
125,000	$0.75	August 19, 2022
75,000	$0.84	October 10, 2022
680,000	$1.34	April 9, 2023
825,000	$2.20	June 18, 2023
200,000	$8.35	July 13, 2023
50,000	$6.65	July 28, 2023
50,000	$5.88	August 25, 2023
485,000	$5.59	September 30, 2023
50,000	$5.76	October 2, 2023
27,400	$6.51	December 11, 2023
25,000	$6.64	December 23, 2023
200,000	$6.85	January 5, 2024
33,000	$5.80	January 13, 2024
5,000	$5.00	January 26, 2024
2,000	$6.60	February 3, 2024
700,000	$2.59	May 20, 2024
300,000	$2.56	June 1, 2024
72,500	$2.92	July 1, 2024
52,500	$1.98	August 2, 2024
60,000	$2.14	September 2, 2024

As at December 31, 2020, the Company had 3,889,152 outstanding share purchase warrants to purchase Common Shares of the Company. The Company currently has 4,042,950 warrants to purchase Common Share outstanding as at the date of this AIF as follows:

Number Issued	Exercise Price	Expiry Date
840,000	$0.93	November 21, 2022(1)
454,850	$0.80	December 4, 2021
150,000	$3.00	June 17, 2022(2)
142,450	$6.50	August 20, 2022
954,900	$8.00	August 20, 2022(3)
1,500,750	$6.00	April 8, 2023(4)

Notes:

(1)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the warrants, the daily volume weighted average trading price of the Common Shares on the CSE is C$0.90 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the warrants that the warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(2)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the warrants, the daily volume weighted average trading price of the Common Shares on the CSE is C$3.75 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the warrants that the warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(3)	Subject to subject to accelerated expiry if over a period of 15 consecutive trading days between the date of issuance and the expiry of the warrants, the daily volume weighted average trading price of the Common Shares on the CSE (or such other stock exchange where the majority of the trading volume occurs) is C$11.00 or more on each of those 15 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the warrants that the warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(4)	Subject to subject to accelerated expiry if over a period of 15 consecutive trading days between the date of issuance and the expiry of the warrants, the daily volume weighted average trading price of the Common Shares on the NEO Exchange (or such other stock exchange where the majority of the trading volume occurs) is C$10.00 or more on each of those 15 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the warrants that the warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.

MARKET FOR SECURITIES

Trading Price and Volume

At as December 31, 2020 the Common Shares trade on the CSE under the symbol “NTAR”. The following table shows the high, low and closing prices and total trading volume of the Common Shares on the CSE on a monthly basis during the twelve months ended December 31, 2020.

Month	High	Low	Volume
December 2020	$7.63	$6.22	3,605,828
November 2020	$8.24	$6.01	4,751,433
October 2020	$9.14	$5.61	6,204,223
September 2020	$6.13	$4.34	4,106,915
August 2020	$6.51	$4.87	4,544,703
July 2020	$10.07	$3.91	22,594,093
June 2020	$6.04	$2.13	9,580,855
May 2020	$2.82	$1.63	5,547,299
April 2020	$1.88	$1.02	3,471,577
March 2020	$1.62	$0.85	4,484,298
February 2020	$2.68	$1.28	8,860,685
January 2020	$3.05	$1.74	4,991,131

Prior Sales

During the twelve months ended December 31, 2020, the Company issued the following securities which are not listed or quoted on a marketplace:

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security
January 14, 2020	Stock Options	150,000	(1)	$2.00
February 25, 2020	Stock Options	850,000	(2)	$1.89
April 9, 2020	Stock Options	1,020,000	(3)	$1.34
June 3, 2020	Stock Options	200,000	(4)	$2.28
June 17, 2020	Warrants	764,018	(5)	$3.00
June 19, 2020	Stock Options	1,000,000	(6)	$2.20
July 2, 2020	Stock Options	150,000	(7)	$5.10
July 9, 2020	Stock Options	50,000	(8)	$6.20
July 13, 2020	Stock Options	200,000	(9)	$8.35
July 13, 2020	Stock Options	100,000	(10)	$8.35
July 28, 2020	Stock Options	50,000	(11)	$6.65
August 20, 2020	Warrants	1,017,500	(12)	$8.00
August 20, 2020	Broker Warrants	142,450	(12)	$6.50
August 25, 2020	Stock Options	550,000	(13)	$5.88
September 30, 2020	Stock Options	930,000	(14)	$5.59
October 2, 2020	Stock Options	50,000	(15)	$5.76
November 18, 2020	Stock Options	500,000	(16)	$7.24
December 11, 2020	Stock Options	33,000	(17)	$6.51
December 23, 2020	Stock Options	175,000	(18)	$6.64
Notes:
(1)	These stock options expire on August 14, 2020.
(2)	These stock options expire on February 25. 2023.
(3)	These stock options expire on April 9, 2023.
(4)	These stock options expire on June 3, 2023.
(5)	These warrants expire on June 18, 2022, subject to acceleration. Of these, 86,433 warrants were broker warrants.
(6)	These stock options expire on June 19, 2023.
(7)	These stock options expire on July 2, 2023.
(8)	These stock options expire on July 9, 2023.
(9)	These stock options expire on July 13, 2023.
(10)	These stock options expire on July 13, 2021.
(11)	These stock options expire on July 28, 2023.
(12)	These warrants expire on August 20, 2022.
(13)	These stock options expire on August 25, 2023.
(14)	These stock options expire on September 20, 2023.
(15)	These stock options expire on October 2, 2023.
(16)	These stock options expire on November 18, 2023.
(17)	These stock options expire on December 11, 2023.
(18)	These stock options expire on December 23, 2023.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The following table summarizes details of the Company’s securities of each class held in escrow or that are subject to a contractual restriction on transfer as of December 31, 2020 and as at the date of this AIF:

Date	Designation of Class	Number of Securities held in escrow or that are subject to contractual restriction on transfer		Percentage of Class
As at the date of this AIF	Common Shares	3,369,693	(1)	3.8	%(2)
December 31, 2020	Common Shares	6,739,386	(3)	8.7	%(4)

Notes:

(1)	These securities are subject to an escrow agreement dated August 30, 2018 between the Company, Computershare Investor Services Inc., as escrow agent and certain shareholders. The Form 46-201F1 escrow agreement was entered into in connection with the listing of the NexTech Shares on the CSE on October 31, 2018 (the “Listing”). Pursuant to the escrow agreement, the securities listed above are being released from escrow in stages over a 36 month period from the date of Listing with 85% of the total securities initially deposited in escrow having been released and an additional 15% of the securities initially deposited in escrow to be released on the 36 month anniversaries of Listing.
(2)	Based on 86,494,504 Common Shares issued and outstanding as at the date of this AIF.
(3)	These securities are subject to an escrow agreement dated August 30, 2018 between the Company, Computershare Investor Services Inc., as escrow agent and certain shareholders. The Form 46-201F1 escrow agreement was entered into in connection with the Listing. Pursuant to the escrow agreement, the securities listed above are being released from escrow in stages over a 36 month period from the date of Listing with 70% of the total securities initially deposited in escrow having been released as at December 31, 2020. As at December 31, 2020, an additional 15% of the securities initially deposited in escrow were scheduled to be released on the 30 and 36 month anniversaries of Listing.
(4)	Based on 77,111,864 Common Shares issued and outstanding as at December 31, 2020

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and executive officers of the Company as at the date of this AIF, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of Common Shares and percentage of the issued Common Shares beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next annual general meeting unless his/her office is earlier vacated in accordance with the articles of the Company or otherwise in accordance with applicable law.

Name, Position and Province/State of Residence	Principal Occupation for the Past Five Years (2)	Director Since(4)(5)(6)	Number and Percentage of Common Shares Beneficially Owned or Controlled (1)(2)
Evan Gappelberg Florida, USA CEO and Director	CEO of the Company Managing director at Atlas Advisors, LLC, an independent investment advisory and money management firm that offers small-cap companies consulting services.	January 12, 2018	9,891,399 (11.4%)
Paul Duffy Ontario, Canada President and Director	President of the Company Chief Architect & UX Officer of ARHT Media Inc., a technology company.	February 8, 2018	3,344,301 (3.8%)
Belinda Tyldesley(3) British Columbia, Canada Corporate Secretary & Director	President of Closing Bell Services, a consulting company providing corporate secretarial services.	March 26, 2018	85,217 (<1%)
Ori Inbar(3) New York, USA Independent Director	Founder of AugmentedReality.org, a membership platform to advance AR initiatives. Co-founder and former CEO of Ogmento, a gaming company. Managing Director at Super Ventures, an investment fund.	July 28, 2020	Nil
David Cramb(3) Alberta, Canada Independent Director	Professor of Chemistry, Ryerson University.	October 2, 2020	Nil
Andrew Chan Ontario, Canada Chief Financial Officer	CFO of the Company VP Finance at Real Matters, a publicly traded financial services technology company. Head of Financial Reporting at goeasy, a publicly traded alternative lender.	N/A	Nil
Eugen Winschel Texas, USA Chief Operating Officer	COO of the Company Vice-President at SAP Labs Canada, research and development company.	N/A	114,000 (<1%)

Notes:

(1)	The above information was derived from insider and beneficial ownership reports available at www.sedi.com.
(2)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled have been provided by the respective directors and officers individually. As at the date of this AIF, as a group the directors and executive officers beneficially own or control a total of 13,434,917 Common Shares, or 15.5% of the Common Shares of the Company. The percentages of Common Shares owned is based on86,494,504 Common Shares issued and outstanding as at the date of this AIF.
(3)	Member of the audit committee of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade or similar order to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer of such company; or

(b)	was subject to a cease trade or similar order to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company.

No director or executive officer of the Company, or to the knowledge of the Company, any shareholder holding a sufficient number of securities to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his conflict and abstain from voting for or against the approval of such matte. In accordance with applicable corporate law, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of the Company’s knowledge, and other than as disclosed above and elsewhere in this AIF, there are no known existing or potential conflicts of interest among the Company, its subsidiaries, directors and officers or other members of management of the Company or its subsidiaries as a result of their outside business interests.

Audit Committee Information

Pursuant to the provisions of the BCBCA and NI 52-110 – Audit Committees (“NI 52-110”)of the Canadian Securities Administrators, the Company is required to have an Audit Committee and to disclose in its AIF certain information concerning the constitution of its Audit Committee and its relationship with the Company’s independent auditor. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor

Audit Committee Charter

A copy of the charter of the Audit Committee is attached to this AIF as Schedule “A”.

Composition of the Audit Committee

The Company’s current Audit Committee consists of Ori Inbar, David Cramb, and Belinda Tyldesley.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. Mr. Inbar and Mr. Cramb are the only current Audit Committee members who are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Ori Inbar – Mr. Inbar is a world-leading expert in the Augmented Reality industry and has devoted the past 15 years to fostering the AR ecosystem as an entrepreneur, event & community organizer, and investor. He is the Founder of Super Ventures (a fund dedicated to early stage AR companies) and of AWE - the top industry conference and community for AR and VR since 2010. In 2009, Ori was the Co-founder and CEO of Ogmento (now Flyby Media - acquired by Apple). Prior to that he lead the development and marketing of multiple enterprise internet products at several startups and at SAP. Ori double majored in Computer Science and Cinema at Tel Aviv University (BA) and completed the Business leadership program at INSEAD. As a result of this experience, Mr. Inbar is able to read and understand financial statements reflecting accounting principles and issues generally comparable to those of the Company.

David Cramb –- Dr. Cramb obtained his BSc and PhD degrees from the University of British Columbia. He began his first faculty position at the University of Calgary in 1997 and rose through the ranks becoming a full Professor in 2005. He has published over 100 manuscripts and has been awarded over 4 million in research funds. He is formerly the Head of the Chemistry Department at the University of Calgary, where he also sat on the university’s Board of Governors. He was also a member of the Board of Directors for the Sled Island music festival. He became Dean of Science at Ryerson University in the Fall of 2018 and continues his research in nanomedicine and in STEM pedagogy for postsecondary learning. As a result of this education and experience, Mr. Cramb has a broad understanding of management and financial principles which enable him to read and understand financial statements.

Belinda Tyldesley – Mrs. Tyldesley is the President of Closing Bell Services, a consulting company that provides corporate secretarial services. Mrs. Tyldesley has extensive experience with regulatory compliance, legal assistance and secretarial services. Mrs. Tyldesley holds an Associate Diploma in Business Legal Practice from Holmesglen College in Melbourne, Australia. As a result of her extensive regulatory experience, Mrs. Tyldesley is able to read and understand financial statements and provide guidance on regulatory filing matters.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor that were not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed to the Company for the last two (2) fiscal years noted below by the auditors of the Company are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	$171,500	31,900	33,384	N/A
December 31, 2019(5)	$50,000	N/A	N/A	N/A

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years noted above for audit fees.
(2)	“Audit related fees” include the aggregate fees billed in each of the last two financial years noted above for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two financial years noted above for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two financial years noted above for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.
(5)	The Company changed its year end from May 31 to December 31, effective November 25, 2019. This period reflects a seven-month fiscal year from June 1, 2019 to December 31, 2019.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions to which the Company is or was a party, or to which the Company’s property is or was subject, during the year ended December 31, 2020, nor is the Company aware that any such proceedings or actions are currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no director, officer or holder of 10% or more Common Shares, nor any associate or affiliate of any such person, had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, within the two most recently completed financial years or during the current financial year.

On July 19, 2019, the Company issued $657,000 worth of the 2019 Debentures and 1,095,000 Debenture Warrants to Evan Gappelberg, the CEO of the Company. The 2019 Debentures had an interest at a rate of 9% per annum (non-compounded) and a maturity date of July 19, 2022. The Company had the option to re-pay the amount owing under the 2019 Debentures in cash and/or NexTech Shares based on a deemed price of $0.60 per share. The Company could also, at any time, prepay all portion of the principal amount owing under the 2019 Debentures subject to a 15% prepayment penalty, payable in cash. Each Debenture Warrant entitled the holder to acquire one NexTech Share at an exercise price of $0.70 per share for a period of two years from issuance, subject to acceleration in accordance with the terms of the certificate representing the Debenture Warrants. On May 5, 2020, the Company extinguished the 2019 Debentures by issuing 1,236,444 NexTech Shares in full satisfaction of the remaining principal balance of $739,125 and accrued interest of $2,741. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this aggregate amount, $492,750 of principal and $1,828 of accrued interest was owed to Mr.Gappelberg as a holder of 2019 Debentures, which amounts were fully satisfied by the issuance to Mr. Gappelberg of 824,296 NexTech Shares. In addition, $105,589 of the aggregate cash pre-payment penalty paid by the Company in connection with the extinguishing of the 2019 Debentures was paid to Mr. Gappelberg.

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of AR Ecomm from Evan Gappleberg, the CEO of the Company, and another vendor. In connection with the acquisition, (i) Mr. Gappelberg received 1,000,000 Common Shares at a deemed price of $0.81 per share as partial consideration for the acquisition; and (ii) Mr. Gappleberg transferred 225,000 Common Shares to other persons in a private transaction.

Certain directors and/or officers of the Company have subscribed for Common Shares pursuant to the private placement financings of the Company. In addition, certain directors and/or officers of the Company have been granted stock options under the Company’s stock option plan.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

There were no material contracts entered into by the Company, other than in the ordinary course of business, within the year ended December 31, 2020, or before the beginning of such period which are still in effect.

INTEREST OF EXPERTS

Names of Experts

Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) audited the financial statements of the Company for the fiscal years ended December 31, 2020. DMCL is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interests of Experts

To the knowledge of the Company based on information provided by the experts, none of the experts named above, at the time of preparing the applicable report, valuation, statement or opinion, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates in connection with the preparation or certification of any report, valuation, statement or opinion prepared by such person.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated August 5, 2021, available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2020. These documents may be obtained upon request from the Company’s head office and are also available on SEDAR at www.sedar.com.

Schedule A

AUDIT COMMITTEE CHARTER

Charter of the Audit Committee

of NexTech AR Solutions Corp. (the “Company”)

Mandate

The primary function of the audit committee (“Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, MD&A, any annual and interim earnings statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process for certificates required under Multilateral Instrument 52-109.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Internal Controls and Procedures

Pursuant to the requirements of NI 52-109, the Committee will in connection with each certification required pursuant to such instrument:

(a)	Review the Company’s design of disclosure control and procedures and internal controls over financial reporting internal control over financial reporting;

(b)	Review with management the results of their evaluation of internal control over financial reporting;

(c)	Review with management the scope and plans for addressing deficiencies in internal controls and procedures; and

(d)	Advise the Board of any material weaknesses in internal controls and procedures and the steps being taken to remediate such weaknesses.

Other

(a)	Review any related party transactions.

(b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.	the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

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